SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: January, 2009	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: January 15, 2009	By:	/S/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	News Release dated January 15, 2009

NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium provides update
January 15, 2009 – ALL AMOUNTS ARE STATED IN U.S.$
CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that it expects to record a write-down in Retail in the fourth quarter of 2008 of approximately $96-million ($0.41 diluted earnings per share), of which $11-million is for our South American Retail operation and $85-million is for our North American Retail operations. The adjustment to our North America Retail operations is primarily related to the difference in the value between anticipated nutrient sales prices and prices that North America Retail has contracted for prepayments and other committed crop nutrient tonnes in 2009. Agrium also expects a further $21-million ($0.09 diluted earnings per share) write-down in its Wholesale Purchase For Resale (PFR) business. These adjustments are indicative of the unprecedented volatility in global economic and commodity markets, and the decline in certain nutrient prices since early December 2008 when we issued updated guidance. Agrium does not expect any write-down with respect to manufactured wholesale volumes.
The write-downs of $96-million for Retail and an additional $21-million in PFR were not included in the update to guidance issued December 8, 2008.1/ Our December 2008 update to guidance did include a write-down of approximately $90-million for our PFR business in North America, South America and Europe.
Agrium is in the process of restarting its Fort Saskatchewan nitrogen facility and is resuming full rates for urea production at our other Canadian facilities due to the recent improvement in urea demand. We continue to operate our phosphate and potash facilities below full rates. The Profertil nitrogen facility was returned to production this week after an extended turnaround.
The Argentine government announced this week a price agreement for most crop inputs with key agricultural suppliers, including Profertil and Agroservicios Pampeanos (ASP). The agreement requires future crop input prices to be related to an agreed upon normalized crop input price or margin and that changes in input prices and margins will occur in direct proportion to changes in crop prices. For Profertil, the corresponding maximum urea price under current crop prices is approximately $390 per tonne at the warehouse. The agreement is not expected to have any material impact on our earnings profile for ASP or for Profertil at current world urea prices.
About Agrium
Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Forward-Looking Statements
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Company’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
1/ The key factor that could change this forward looking statement is if future realized crop nutrient prices at the retail and/or wholesale level in the spring of 2009 were significantly different than anticipated levels .
Other factors that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, general economic, market and business conditions ,including significant unexpected changes in crop nutrient demand in key markets, any additional changes to the Argentine government imposed crop input price agreement and changes in securities and other laws or regulations and the interpretation thereof. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.
FOR FURTHER INFORMATION:
Investor/Media Relations:
Richard Downey, Senior Director, Investor Relations
(403) 225-7357
Ashley Harris, Manager, Investor Relations
(403) 225-7437
Contact us at: www.agrium.com